FREDERICK W. DREHER
DIRECT DIAL: 215.979.1234
PERSONAL FAX: 215.979.1213
E-MAIL: fwdreher@duanemorris.com

September 14, 2005

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Securities and Exchange Commission
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Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Donegal Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-15341

Ladies and Gentlemen:
     On behalf of Donegal Group Inc. (“DGI”), we are responding to the comments set forth in your August 26, 2005 letter to DGI, as supplemented by our telephone conversation on August 30, 2005. One of our partners, Kathleen M. Shay, had previously advised you that DGI’s response would be submitted by September 14, 2005.
     For convenience in responding to your letter, we have included the text of each of your comments in italics followed by DGI’s response to that comment.
Exhibit 13 – Annual Report to Shareholders
General
1.	We noted that you included new disclosures in the Form 10-Q for the quarterly period ended June 30, 2005 as described in your responses to certain comments, e.g. sensitivity of equity to variability in loss and loss expense reserves and table of contractual obligations. However, we were unable to locate the proposed disclosure discussed in your responses to other comments,

Duane Morris llp

30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

September 14, 2005
e.g. disclosure relating to loss and loss expense experience as described in your responses to comments 3 and 4. Please provide examples in disclosure-type format for all proposed disclosures described in your response letter and clarify in which filing you plan to make these new disclosures.
     As noted in your comment, DGI expanded its disclosures relating to loss and loss expense reserves in its Form 10-Q Report for the quarter ended June 30, 2005. For the proposed disclosures relating to loss and loss expense experience described in DGI’s previous response that were not included in the Form 10-Q Report for the quarter ended June 30, 2005, DGI intends to include such disclosures in its annual reports on Form 10-K. DGI monitors its loss and loss expense experience on a regular basis for any material changes in historical trends or reserve development patterns. DGI’s business and loss experience has been relatively stable in the past, and DGI would provide specific disclosure in its quarterly filings in the event of any material deviations from its most recent annual report disclosure information. As a matter of achieving higher-quality disclosure to investors, DGI intends to include disclosures regarding the range of estimates provided by DGI’s actuaries, claim count information for longer-tail lines of business and loss and loss expense reserve accident year developments in its future annual filings. Sample paragraphs making these additional disclosures are as follows:
Sample Disclosure Regarding Range of Actuarial Estimates
     “Our reserve for unpaid losses and loss expenses is based on current trends in loss and loss expense development and reflects our best estimate for future amounts needed to pay losses and loss expenses with respect to incurred events currently known to us plus IBNR. Reserve estimates are based on management’s assessment of known facts and circumstances, review of historical loss settlement patterns, estimates of trends in claims severity, frequency, legal and regulatory changes and other assumptions. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, have been consistently applied, including consideration of recent case reserve activity. For the year ended December 31, XXXX, we used the most-likely number as determined by our actuaries. Based upon information provided by our actuaries during the development of our net reserves for losses and loss expenses for the year ended December 31, XXXX, we developed a range from a low of $XXX million to a high of $XXX million and with a most-likely number of $XXX million. The range of estimates for commercial lines in XXXX was $XXX million to $XXX million (DGI selected the actuaries’ most-likely number of $XXX million) and for personal lines in XXXX

Securities and Exchange Commission

September 14, 2005
was $XXX million to $XXX million (DGI selected the actuaries’ most-likely number of $XXX million).”
Sample Disclosure Regarding Claim Count Information for Longer-Tail Lines of Business
     “We have experienced adverse loss trends in our workers’ compensation line of business in recent years. These trends are consistent with the experience of other companies writing this coverage, many of which have made significant additions to their reserves for insured events in prior years. As we continue to implement various measures to improve our workers’ compensation loss experience, we are realizing gradual improvement in our results in this line of business. The following table presents XXXX and XXXX claim count and payment amount information for workers’ compensation. Workers’ compensation losses primarily consist of indemnity and medical costs for injured workers. Substantially all of the claims are relatively small individual claims of a similar type.

For Year Ended
December 31,
	XXXX		XXXX
(dollars in thousands)

Workers’ compensation:
Number of claims pending, beginning of period		XXX		XXX
Number of claims reported		XXX		XXX
Number of claims settled or dismissed		XXX		XXX

Number of claims pending, end of period		XXX		XXX

Losses paid	$	XXX	$	XXX
Loss expenses paid		XXX		XXX	”
Sample Disclosure Regarding Loss and Loss Expense Reserve Development
     “We recognized an increase (decrease) in the liability for losses and loss expenses of prior years of $XX million, $XX million and $XX million in XXXX, XXXX and XXXX, respectively. We made no significant changes in our reserving philosophy, key reserving assumptions or claims management in XXXX and XXXX, even though those years reflected changes in reserve estimates. Changes in our estimate of the liability for losses and loss expenses generally reflect actual payments and the evaluation of information received since the prior reporting

Securities and Exchange Commission

September 14, 2005
date. No significant offsetting changes in estimates that increased or decreased the loss and loss expense reserves have occurred in these periods.
     “Excluding the impact of isolated catastrophic weather events, we have noted slight downward trends in the number of claims incurred and the number of claims outstanding at period ends relative to our premium base in recent years across most of our lines of business. However, the amount of the average claim outstanding has increased gradually over the past several years as the property/casualty insurance industry has experienced increased litigation trends, periods in which economic conditions extended the estimated length of disabilities, increased medical loss cost trends and a general slowing of settlement rates in litigated claims.”
     The sample disclosure will also discuss any other factors that materially contributed to favorable or unfavorable loss development during the specific accounting periods included in the particular report.
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Liability for Losses and Loss Expenses, page 10
2.	Please refer to prior comments 3 and 4. Your disclosure in the Form 10-Q for the quarter ended June 30, 2005 does not appear to provide investors with an adequate understanding of the uncertainties in applying the accounting policies related to your liability for losses and loss expenses, the historical accuracy of these critical accounting estimates, the key assumptions used in your sensitivity analysis that are reasonably likely to change, and the expected likelihood of material changes in the future. Please provide this information to us in a disclosure-type format or tell us why these disclosures are not necessary.
     Substantially the following narrative disclosure appeared in DGI’s Form 10-K Report for the year ended December 31, 2004; we have modified it slightly in response to your comments:
     “Liabilities for losses and loss expenses are estimates at a given point in time of what an insurer expects to pay to claimants, based on facts and circumstances then known, and it can be expected that the insurer’s ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our estimates of liabilities for losses and loss expenses are based on assumptions as to future loss trends and expected claims severity, judicial theories of liability

Securities and Exchange Commission

September 14, 2005
and other factors. However, during the loss adjustment period, we may learn additional facts regarding individual claims, and consequently it often becomes necessary to refine and adjust our estimates of our liability. We reflect any adjustments to our liabilities for losses and loss expenses in our operating results in the period in which the changes in estimates are made.
     “We maintain liabilities for the eventual payment of losses and loss expenses with respect to both reported and unreported claims. Liabilities for loss expenses are intended to cover the ultimate costs of settling all losses, including investigation and litigation costs from such losses. We base the amount of liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. We determine the amount of our liability for unreported claims and loss expenses on the basis of historical information by line of insurance. We account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. We closely monitor our liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our liabilities for losses are not discounted.
     “The establishment of appropriate liabilities is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed our loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. As is the case for substantially all property and casualty insurance companies, we have found it necessary in the past to increase our estimated future liabilities for losses and loss expenses in certain periods, and in other periods our estimates have exceeded our actual liabilities. We recognized an increase (decrease) in our liability for losses and loss expenses of ($XXXX), $(XXXX) and $XXXX in XXXX, XXXX and XXXX, respectively. Further adjustments could be required in the future. However, on the basis of our internal procedures, which analyze, among other things, our prior assumptions, our experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes, we believe that adequate provision has been made for our liability for losses and loss expenses.”

Securities and Exchange Commission

September 14, 2005
     As a matter of achieving higher-quality disclosure to investors, DGI will include the above narrative discussion of its liability for losses and loss expenses in future quarterly filings starting with its Form 10-Q Report for the quarter ending September 30, 2005.
Management’s Evaluation of Operating Results, page 11
3.	Please refer to prior comments 5 and 6. You state that Donegal [DGI] and the Mutual Company target different markets, e.g. preferred versus standard tier products, with different pricing and underwriting standards and that the pool is intended to spread the risk of loss from operating in these different markets between the two companies. For 2004, this risk of loss appeared to vary significantly between the two pool participants. We note that you ceded $63 million of premium to the pool and assumed $168 million of premium from the pool, which appeared to increase income before income tax expense and extraordinary item by $46 million, i.e. the margin of $66.3 million on assumed business less the margin of $20.3 million on ceded business. Please provide to us in a disclosure-type format a discussion that quantifies more explicitly the impact of this pooling arrangement on your operating results for each period presented. Your proposed new disclosure should also discuss the close strategic and operational integration of the Mutual Company and Donegal [DGI], the complementary nature of their target markets and products and the differences between the risk profiles of these two companies.
     We propose the following disclosure in response to your comments, and believe it addresses your questions about the pooling arrangement more comprehensively than our prior response.
     “In the mid-1980’s, Donegal Mutual Insurance Company (the “Mutual Company”), like a number of other mutual property and casualty insurance companies, recognized the need to develop additional sources of capital and surplus to remain competitive, have the capacity to expand its business and assure its long-term viability. The Mutual Company, again like a number of other mutual property and casualty insurance companies, determined to implement a downstream holding company structure as a strategic response. Thus, in 1986, the Mutual Company formed DGI as a downstream holding company, then wholly owned by the Mutual Company, and Atlantic States Insurance Company (“Atlantic States”) as a wholly owned subsidiary of DGI. As part of the implementation of this strategy, the Mutual Company and Atlantic States entered into a pooling agreement in 1986 whereby each company contributed all of its direct written business to the pool and the pool then allocated a portion of the pooled business to each company. The portion of the pooled business allocated to each company was commensurate with its capital

Securities and Exchange Commission

September 14, 2005
and surplus and its capacity to obtain additional capital and surplus. The consideration to the Mutual Company for entering into the pooling agreement was its ownership of DGI capital stock and the expectation that the Mutual Company’s surplus would increase over time as the value of its ownership interest in DGI increased.
     “Since 1986, DGI has effected three public offerings, a major purpose of which was to provide capital for Atlantic States and DGI’s other insurance subsidiaries and to fund acquisitions by DGI. As Atlantic States received additional capital, its underwriting capacity significantly increased. Thus, as originally planned in the mid-1980’s, Atlantic States had the capital necessary to support the growth of its direct business and increases in the amount and percentage of business it assumes from the pool. As a result, the participation of Atlantic States in the intercompany pool has increased periodically from its initial 30% participation in 1986 to its current 70% participation and the size of the pool has steadily increased. The corresponding benefit to the Mutual Company has been the substantial increase in the Mutual Company’s surplus and the significant growth of its overall business. For example, the statutory surplus of the Mutual Company has increased from $21.5 million as of December 31, 1986 to $92.8 million as of December 31, 2004, principally as a result of the growth in the value of its ownership interest in DGI.
     “The insurance operations of DGI are interrelated with the insurance operations of the Mutual Company, and, while maintaining the separate corporate existence of each company, DGI and the Mutual Company conduct their insurance business together with DGI’s other insurance subsidiaries as the Donegal Insurance Group. As such, DGI and the Mutual Company share the same business philosophy, management, employees and facilities and offer the same types of insurance products. DGI does not anticipate any changes in the pooling agreement with the Mutual Company, including changes in Atlantic States’ pool participation level in the foreseeable future.
     “The risk profiles of the business written by Atlantic States and the Mutual Company historically have been, and continue to be, substantially similar. The products, classes of business underwritten, pricing practices and underwriting standards of both companies are determined and administered by the same management and underwriting personnel. Further, as the Donegal Insurance Group, the companies share a combined business plan to achieve market penetration and underwriting profitability objectives. The products marketed by

Securities and Exchange Commission

September 14, 2005
Atlantic States and the Mutual Company are generally complementary, thereby allowing Donegal Insurance Group to offer a broader range of products to a given market and to expand Donegal Insurance Group’s ability to service an entire personal lines or commercial lines account. Distinctions within the products of the respective companies generally relate to specific risk profiles targeted within similar classes of business, such as preferred tier versus standard tier products, but not all of the standard risk gradients are allocated to one company. Therefore, the underwriting profitability of the business directly written by the individual companies will vary. However, as the risk characteristics of all business written directly by both companies are homogenized within the pool, and the results are shared by each company according to its participation level. DGI realizes 70% of the underwriting profitability of the pool because of DGI’s 70% participation in the pool, while the Mutual Company realizes 30% of the underwriting profitability of the pool because of the Mutual Company’s 30% participation in the pool. Pooled business represents the predominant percentage of the net underwriting activity of both companies.
     “The following table shows the business DGI ceded to the pool and assumed from the pool during 2004, 2003 and 2002, exclusive of certain reinsurance DGI places directly with the Mutual Company:

	2004	2003	2002
	(dollars in thousands)
Business ceded to the pool by DGI:
Premiums earned	$62,832	$55,846	$45,229

Losses and loss expenses incurred	$42,487	$35,841	$34,471

Business assumed from the pool by DGI:
Premiums earned	$167,950	$153,068	$134,237

Losses and loss expenses incurred	$101,568	$99,677	$96,518	”

     As a matter of achieving higher-quality disclosure to investors, DGI will include this expanded disclosure about the pooling arrangement in its future annual filings and will expand its description of the pooling arrangement in its quarterly filings starting with its Form 10-Q Report for the quarter ending September 30, 2005.

Securities and Exchange Commission

September 14, 2005
Liquidity and Capital Resources, page 14
4.	Please refer to your response to prior comment 8 and your new disclosures in the Form 10-Q for the quarterly period ended June 30, 2005. Disclosure of the liability for unpaid losses and loss adjustment expenses in the table of contractual obligations should be on a gross basis. Please provide us that information in which to evaluate your disclosure.
     As a result of telephone discussions with Frank Wyman of your office on August 30, 2005, DGI understands that the staff agrees with DGI’s position that disclosure of DGI’s net liability for unpaid losses and loss adjustment expenses in the table of contractual obligations is appropriate due to the impact of the pooling agreement with the Mutual Company on the expected cash flows related to such liability. The following discussion supports DGI’s presentation of its net liability for unpaid losses and loss expenses in its table of contractual obligations:
     The timing of the amounts for the net liability for unpaid losses and loss expenses is estimated based on historical experience and expectations of future payment patterns. The liability has been shown net of reinsurance recoverable on unpaid losses and loss expenses to reflect expected future cash flows related to such liability. Assumed amounts from the pooling agreement with the Mutual Company represent a substantial portion of DGI’s gross liability for unpaid losses and loss expenses, and ceded amounts to the pooling agreement represent a substantial portion of DGI’s reinsurance recoverable on unpaid losses and loss expenses. Future cash settlement of DGI’s assumed liability from the pool will be included in monthly settlements of pooled activity, wherein amounts ceded to and assumed from the pool are netted. Although DGI and the Mutual Company do not anticipate any changes in the pool participation levels in the foreseeable future, any such change would be prospective in nature and therefore would not impact the timing of expected payments for DGI’s proportionate liability for pooled losses occurring in periods prior to the effective date of such change.
     As a matter of achieving higher-quality disclosure to investors, DGI will include the above discussion as a supporting footnote to its table of contractual obligations in its future annual and quarterly filings starting with its Form 10-Q Report for the quarter ending September 30, 2005.
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Securities and Exchange Commission

September 14, 2005
     DGI would be happy to discuss your comments with you further or meet with you in order to address any questions or concerns.
Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher
FWD:am

cc:	DGI KPMG LLP, Sean X. Stacy, Partner